UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March, 2010

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	FRN Variable Rate fix dated 1 February 2010
Exhibit No. 2	FRN Variable Rate fix dated 3 February 2010
Exhibit No. 3	Director/PDMR Shareholding dated 4 February 2010
Exhibit No. 4	FRN Variable Rate fix dated 16 February 2010
Exhibit No. 5	FRN Variable Rate fix dated 16 February 2010
Exhibit No. 6	FRN Variable Rate fix dated 16 February 2010
Exhibit No. 7	Holding(s) in Company dated 17 February 2010
Exhibit No. 8	Holding(s) in Company dated 17 February 2010
Exhibit No. 9	FRN Variable Rate fix dated 17 February 2010
Exhibit No. 10	Director/PDMR Shareholding dated 17 February 2010
Exhibit No. 11	FRN Variable Rate fix dated 17 February 2010
Exhibit No. 12	FRN Variable Rate fix dated 18 February 2010
Exhibit No. 13	FRN Variable Rate fix dated 18 February 2010
Exhibit No. 14	Holding(s) in Company dated 19 February 2010
Exhibit No. 15	FRN Variable Rate fix dated 22 February 2010
Exhibit No. 16	FRN Variable Rate fix dated 23 February 2010
Exhibit No. 17	Full Early Redemption dated 23 February 2010
Exhibit No. 18	Publication of Prospectus dated 24 February 2010
Exhibit No. 19	FRN Variable Rate fix dated 24 February 2010
Exhibit No. 20	Holding(s) in Company dated 24 February 2010
Exhibit No. 21	FRN Variable Rate fix dated 25 February 2010
Exhibit No. 22	Total Voting Rights fix dated 26 February 2010
Exhibit No. 23	Notice dated 26 February 2010
Exhibit No. 24	FRN Variable Rate fix dated 26 February 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: March 01, 2010

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: March 01, 2010

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit No.1

As Agent Bank, please be advised of the following rate determined on: 29/01/10
Issue	¦ Barclays Bank PLC - Series 183 - GBP 333,000,000 FRN due 30 Jan 2012

ISIN Number	¦ XS0411706897
ISIN Reference	¦ 41170689
Issue Nomin GBP	¦ 333,000,000
Period	¦ 29/01/10 to 30/04/10		Payment Date 30/04/10
Number of Days	¦ 91
Rate	¦ 0.99625
Denomination GBP	¦ 50,000	¦ 333,000,000	¦

Amount Payable per Denomination	¦ 124.19	¦ 827,105.86	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.2

As Agent Bank, please be advised of the following rate determined on: 03/02/10
Issue	¦ Barclays Bank Plc Series 172 - USD 2,000,000,000 FRN due 5 December 2011

ISIN Number	¦ XS0403958571
ISIN Reference	¦ 40395857
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 05/02/10 to 05/03/10		Payment Date 05/03/10
Number of Days	¦ 28
Rate	¦ 1.27906
Denomination USD	¦ 50,000	¦ 1,000	¦

Amount Payable per Denomination	¦ 49.74	¦ 0.99	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.3

4 February 2010

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

Barclays PLC (the "Company") was notified by a third party custodian on 3 February 2010 that, on 18 December 2009, following the reinvestment of the interim dividend for the second half of 2009, Mr T Kalaris and his connected persons received 1,964 ordinary shares in the Company at a price of
294.48
p per share.

Exhibit No.4

Re:	BARCLAYS BANK PLC.
GBP 2000000000
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Feb-2010 TO 16-Mar-2010 HAS BEEN FIXED AT 1.085000 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Mar-2010 WILL AMOUNT TO:
GBP 41.62 PER GBP 50000 DENOMINATION

Exhibit No.5

Re:	BARCLAYS BANK PLC.
GBP 2000000000
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Feb-2010 TO 16-Mar-2010 HAS BEEN FIXED AT 1.085000 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Mar-2010 WILL AMOUNT TO:
GBP 41.62 PER GBP 50000 DENOMINATION

Exhibit No.6

Re:	BARCLAYS BANK PLC.
GBP 1000000000
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Feb-2010 TO 16-Mar-2010 HAS BEEN FIXED AT 1.085000 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Mar-2010 WILL AMOUNT TO:
GBP 41.62 PER GBP 50000 DENOMINATION

Exhibit No.7

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	✓
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	His Excellency Khadem Abdulla Khadem Butti Al Qubaisi ("HE Khadem Al Qubaisi") Future Capital Management Ltd. ("FCML")
4. Full name of shareholder(s) (if different from 3.):iv	PCP Gulf Invest 3 Limited ("PCP3")
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	12 February 2010
6. Date on which issuer notified:	16 February 2010
7. Threshold(s) that is/are crossed or reached: vi, vii	6%-below 3%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
Number of Shares		Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]
			Direct	Direct xi	Indirect xii	Direct	Indirect

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Warrants	197.775p	31 October 2013	27 November 2008 - 31 October 2013	Nil		Nominal	Delta
						Nil	Nil

Total (A+B+C)
Number of voting rights				Percentage of voting rights
Nil				Nil

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

The warrants are legally owned by PCP3.  The warrants are exercisable into 758,437,618 ordinary shares in Barclays PLC (equivalent to 6.65% of voting rights in Barclays PLC, as calculated pursuant to the Disclosure Rules).

Prior to the triggering transaction, PCP3 was wholly owned by FCML.  FCML is wholly owned by HE Khadem Al Qubaisi.

The triggering transaction is the transfer, on 12 February 2010, of the entire share capital in PCP3 from FCML to Nexus Capital Investing Ltd.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

As required under the Disclosure Rules, this notification has been prepared using the total voting rights figure of 11,412,262,573 as set out in the regulatory announcement made by Barclays PLC dated 29 January 2010.  Consequently the quoted percentages of voting rights detailed in this notification have been calculated without including the further shares to be issued when the warrants included in this notification are exercised.  This results in the percentage figure for the holding prior to the exercise of the warrants being artificially high.

FCML is the current name of KAQ Holdings Limited, whose holding of the financial instruments has been the subject of previous regulatory notifications.

14. Contact name:	Fryderyk J. Holc
15. Contact telephone number:	+971.(2).417.6690

Exhibit No.8

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	✓
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	Mr. Abdul Aziz Al Ketbi ("Mr. Al Ketbi") Nexus Capital Investing Ltd. ("NCIL")
4. Full name of shareholder(s) (if different from 3.):iv	PCP Gulf Invest 3 Limited ("PCP3")
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	12 February 2010
6. Date on which issuer notified:	16 February 2010
7. Threshold(s) that is/are crossed or reached: vi, vii	Below 3%-6%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
Number of Shares		Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]
			Direct	Direct xi	Indirect xii	Direct	Indirect

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Warrants	197.775p	31 October 2013	27 November 2008 - 31 October 2013	758,437,618		Nominal	Delta
						6.65%	6.65%

Total (A+B+C)
Number of voting rights				Percentage of voting rights
758,437,618				6.65%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

The warrants are legally owned by PCP3.

Prior to the triggering transaction, PCP3 was wholly owned by Future Capital Management Ltd. ("FCML") (previously named KAQ Holdings Limited).

The triggering transaction is the transfer, on 12 February 2010, of the entire share capital in PCP3 from FCML to NCIL.  NCIL is wholly owned by Mr. Al Ketbi.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

As required under the Disclosure Rules, this notification has been prepared using the total voting rights figure of 11,412,262,573 as set out in the regulatory announcement made by Barclays PLC dated 29 January 2010.  Consequently the quoted percentages of voting rights detailed in this notification have been calculated without including the further shares to be issued when the warrants included in this notification are exercised.  This results in the percentage figure for the holding prior to the exercise of the warrants being artificially high.

14. Contact name:	Diahann Rymer-Liburd
15. Contact telephone number:	+284.494.2434

Exhibit No.9

As Agent Bank, please be advised of the following rate determined on: 17-Feb-2010
Issue	¦ Barclays Bank Plc EUR 50,000,000 notes due 19th February 2029 Series 53

ISIN Number	¦ XS0093415288
ISIN Reference	¦
Issue Nomin EUR	¦ 50,000,000.00
Period	¦ 19-Feb-2010 to 21-Feb-2011		Payment Date 21-Feb-2011
Number of Days	¦ 367
Rate	¦ 3.92500
Denomination EUR	¦ 50,000,000.00	¦	¦

Amount Payable per Denomination	¦ 1,973,253.42	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.10

17 February 2010

Barclays PLC

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

1.
On 17 February 2010 Reuben Jeffery
notified the Company that, on 17 February 2010, he had purchased 8,500 American Depository Shares ("ADS") in the Company at a price of
$19.20 per
ADS.  Each ADS represents four ordinary shares.

2.  On 16 February 2010 the following ordinary shares in Barclays PLC (the "Company") were purchased on behalf of the following Non-executive Directors of the Company at a price of £2.9415 per share.
  As disclosed in the Company's Annual Report, these purchases arise from the policy of using part of each director's fee to purchase shares in the Company on the directors' behalf which, together with any reinvested dividends, are retained for the director until they leave the Board.

DIRECTOR	BARCLAYS PLC SHARES PURCHASED	TOTAL BENEFICIAL INTEREST FOLLOWING THIS NOTIFICATION
David Booth	2,051	75,376
Sir Richard Broadbent	2,044	36,634
Leigh Clifford	1,921	37,348
Fulvio Conti	1,970	41,274
Simon Fraser	1,925	48,172
Reuben Jeffery¹	2,668	62,841
Sir Andrew Likierman	2,071	25,078
Sir Michael Rake	2,011	17,138
Sir John Sunderland	1,930	81,705

¹ Reuben Jeffery total beneficial interest comprises 15,000 American Depositary Shares and 2,841 Ordinary Shares in Barclays PLC

Exhibit No.11

As Agent Bank, please be advised of the following rate determined on: 17/02/10
Issue	¦ Barclays Bank Plc Series 175 - USD 2,000,000,000 FRN due 19 December 2011

ISIN Number	¦ XS0406399427
ISIN Reference	¦ 40639942
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 19/02/10 to 19/03/10		Payment Date 19/03/10
Number of Days	¦ 28
Rate	¦ 1.17875
Denomination USD	¦ 100,000	¦ 2,000,000,000	¦

Amount Payable per Denomination	¦ 91.68	¦ 1,833,611.11	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.12

As Agent Bank, please be advised of the following rate determined on: 18/02/10
Issue	¦ Barclays Bank PLC - Series 170 - EUR 1,500,000,000 FRN due 22 Nov 2011

ISIN Number	¦ XS0400716444
ISIN Reference	¦ 40071644
Issue Nomin EUR	¦ 1,500,000,000
Period	¦ 22/02/10 to 21/05/10		Payment Date 21/05/10
Number of Days	¦ 88
Rate	¦ 0.91
Denomination EUR	¦ 50,000	¦ 1,500,000,000	¦

Amount Payable per Denomination	¦ 111.22	¦ 3,336,666.67	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.13

As Agent Bank, please be advised of the following rate determined on: 18/02/10
Issue	¦ Barclays Bank PLC - Series 187 - GBP 250,000,000 FRN due 20 Feb 2012

ISIN Number	¦ XS0414007491
ISIN Reference	¦ 41400749
Issue Nomin GBP	¦ 250,000,000
Period	¦ 18/02/10 to 18/05/10		Payment Date 18/05/10
Number of Days	¦ 89
Rate	¦ 1.09281
Denomination GBP	¦ 50,000	¦ 250,000,000	¦

Amount Payable per Denomination	¦ 133.23	¦ 666,165.00	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.14

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights	✓
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	Mr. Abdul Aziz Al Ketbi ("Mr. Al Ketbi") Nexus Capital Investing Ltd. ("NCIL") PCP Gulf Invest 3 Limited ("PCP3")
4. Full name of shareholder(s) (if different from 3.):iv	PCP Gulf Invest 3 Limited ("PCP3")
5. Date of the transaction and date on which the threshold is crossed or reached: v	17 February 2010
6. Date on which issuer notified:	19 February 2010
7. Threshold(s) that is/are crossed or reached: vi, vii	No change

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE		Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares		Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares	Nil	Nil	626,835,443 (in the case of PCP3)	626,835,443 (in the case of PCP3)	626,835,443 (in the case of Mr. Al Ketbi and NCIL)	5.49% (in the case of PCP3)	5.49% (in the case of Mr. Al Ketbi and NCIL)
ISIN GB0031348658

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Warrants	197.775p	31 October 2013	27 November 2008 - 31 October 2013	131,602,175		Nominal	Delta
						1.15%	1.15%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
758,437,618			6.65%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

The warrants and ordinary shares are legally owned by PCP3.  PCP3 is, in turn, wholly owned by NCIL which is, in turn, wholly owned by Mr. Al Ketbi.

The triggering transaction is the exercise, on 17 February 2010, of 626,835,443 warrants held by PCP3 into ordinary shares in Barclays PLC.  The exercise has resulted in a notifiable decrease in the percentage level of voting rights held through warrants, and a corresponding notifiable increase in the percentage level of voting rights held through ordinary shares.  Such changes, whilst not affecting the overall percentage level of voting rights held by the notifying parties, are notifiable pursuant to DTR 5.7.1R and 5.7.2G.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

As required under the Disclosure Rules, this notification has been prepared using the total voting rights figure of 11,412,262,573 as set out in the regulatory announcement made by Barclays PLC dated 29 January 2010.  Consequently the quoted percentages of voting rights detailed in this notification have been calculated without including the shares issued upon the exercise warrants, nor the further shares to be issued when the warrants included in this notification are exercised.  This results in certain percentage figures being artificially high.

14. Contact name:	Mohamed Almulla
15. Contact telephone number:	+971.50.4566.023

Exhibit No.15

As Agent Bank, please be advised of the following rate determined on: 22/02/10
Issue	¦ Barclays Bank Plc - Series 197 - GBP200,000,000 FRN due May 2012

ISIN Number	¦ XS0430788108
ISIN Reference	¦ 043078810
Issue Nomin GBP	¦ 200,000,000
Period	¦ 22/02/10 to 24/05/10		Payment Date 24/05/10
Number of Days	¦ 91
Rate	¦ 0.92438
Denomination GBP	¦ 50,000	¦ 200,000,000	¦

Amount Payable per Denomination	¦ 115.23	¦ 460,923.73	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.16

As Agent Bank, please be advised of the following rate determined on: 23-Feb-2010
Issue	¦ Barclays Bank Plc Series 151 USD 1,500,000,000 Callable Floating Rate Subordinated Notes due 2015

ISIN Number	¦ XS0213053910
ISIN Reference	¦
Issue Nomin USD	¦ 1,500,000,000.00
Period	¦ 25-Feb-2010 to 25-May-2010		Payment Date 25-May-2010
Number of Days	¦ 89
Rate	¦ 0.45194
Denomination USD	¦ 1,000.00	¦ 100,000.00	¦

Amount Payable per Denomination	¦ 1.12	¦ 111.73	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.17

Please be advised the following issue has been repurchased for USD 1,437,000 on 23 Feb 2010 and then will be redeemed due to a EARLY REDEMPTION on 25 Feb 2010.

  Barclays Series SN15118 USD 8,000,000 Due 27 Feb 2012 - XS0413750190

Please amend your records accordingly.

Exhibit No.18

Publication of Prospectus

The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement dated 24 February 2010 for the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.
http://www.rns-pdf.londonstockexchange.com/rns/6202H_1-2010-2-24.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Any Notes issued or to be issued pursuant to the Prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, such Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No.19

As Agent Bank, please be advised of the following rate determined on: 24-Feb-2010
Issue	¦ Barclays Bank PLC USD 750,000,000 Undated Floating Rate Primary Capital Notes Series 2

ISIN Number	¦ GB0000777705
ISIN Reference	¦
Issue Nomin USD	¦ 482,770,000.00
Period	¦ 26-Feb-2010 to 31-Aug-2010		Payment Date 31-Aug-2010
Number of Days	¦ 186
Rate	¦ 0.50000
Denomination USD	¦ 10,000.00	¦ 100,000.00	¦

Amount Payable per Denomination	¦ 25.83	¦ 258.30	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.20

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	YES
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii

Appleby Trust (Jersey) Limited in its capacity as trustee of the Barclays Group (ESAS) Employees' Benefit Trust, the Barclays Group (PSP) Employees' Benefit Trust and the Barclays Group (Canada) Employees' Benefit Trust

4. Full name of shareholder(s) (if different from 3.):iv	Greenwood Nominees Limited - acting as custodian
5. Date of the transaction and date on which the threshold is crossed or reached: v	19 February 2010
6. Date on which issuer notified:	TR-1 submitted on 23 February 2010
7. Threshold(s) that is/are crossed or reached: vi, vii	3.00%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0031348658	124,853,522	124,853,522	160,513,022	160,513,022		1.4065%
Ordinary shares

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Total Return Swap		3 June 2010	From 11 May 2009	192,860,970		Nominal	Delta
						1.690%

Total (A+B+C)
Number of voting rights				Percentage of voting rights
353,373,992				3.096%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:
15. Contact telephone number:

Exhibit No.21

As Agent Bank, please be advised of the following rate determined on: 25-Feb-2010
Issue	¦ Barclays Bank PLC Series 112 EUR 50,000,000 Subordinated Floating Rate Notes Due March, 2022

ISIN Number	¦ XS0144176996
ISIN Reference	¦
Issue Nomin EUR	¦ 50,000,000.00
Period	¦ 01-Mar-2010 to 01-Sep-2010		Payment Date 01-Sep-2010
Number of Days	¦ 184
Rate	¦ 1.35900
Denomination EUR	¦ 50,000,000.00	¦	¦

Amount Payable per Denomination	¦ 347,300.00	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.22

26 February 2010

Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of
12,039,848,432
ordinary shares with voting rights as at 25 February 2010. There are no ordinary shares held in Treasury.

The above figure (
12,039,848,432
) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.

Exhibit No.23

THIS NOTICE IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

Barclays Bank PLC
(Incorporated with limited liability in England and Wales)
(the "Issuer")
Series -2008-BC
USD 40,000,000 Principal Protected CDO-Linked Notes due 2014
pursuant to a USD 20,000,000,000 Credit Linked Note Programme

(the "Notes")

NOTICE

NOTICE IS HEREBY GIVEN that with effect from 30 December 2009 the Issuer has made the following changes to the Prospectus dated 14 November 2008 (as amended, supplemented and/or restated from time to time) relating to the Notes.
Terms used in this announcement shall have the same meanings as terms used in the Prospectus unless otherwise defined.

Amendments to the Risk Factors

1.      (a)
The risk factor with regard to "Principal Protection" has
been amended
by deleting it in its entirety and substituting the following therefor:

         "Principal Protection

         The Note is only principal-protected when held to the Scheduled Maturity Date. In the event that the Note early redeemed or sold prior to the Scheduled Maturity Date, the Noteholder may receive less than 100 per cent. of the Principal Amount."

         (b)           The risk factor with regard to "Interest Payments may be limited" has been amended by deleting it in its entirety and substituting the following therefor:

         "Interest Payments may be limited

         Prior to the Restructuring Effective Date, Interest on the Notes will only be payable where interest is paid on the Reference Asset and to the extent that no interest is paid on the Reference Asset, no interest will be payable on the Notes. With effect from and including the Restructuring Effective Date, the Notes shall be Zero Coupon Notes and no interest shall accrues or be payable in respect thereof."

Amendments to the Contractual Terms (set out in Part A to the Prospectus)

2.      Paragraph 6 has been amended by deleting the paragraph in its entirety and substituting the following therefor:

         "a)           Trade Date:                              30 October, 2008

         b)            Restructuring Trade Date:          30 December 2009"

3.      Paragraph 7 has been amended by deleting the paragraph in its entirety and substituting the following therefor:

         "a)           Issue Date:                               14 November, 2008

         b)            Restructuring Effective Date:     30 December 2009"

4.      Paragraph 9 has been amended by deleting the following words:

         "For the purposes of the Notes, the definition of "Maturity Date" in Condition 2 shall be deleted in its entirety and replaced therefor with the following:

         "Maturity Date" means the earlier to occur of the Optional Redemption Date and the Scheduled Maturity Date."

5.      Paragraph 10 has been amended by deleting the
paragraph in its entirety and substituting the following therefor
:

         "
(i)          Floating Rate with effect from and including the Issue Date, to but excluding the Restructuring Effective Date; and

         (ii)           With effect from and including the Restructuring Effective Date, the Notes shall be Zero Coupon Notes and no Interest shall be payable in respect thereof."

6.      Paragraph 12 has been amended by:

         (a)
           inserting the words "prior to the Restructuring Effective Date only. With effect from and including the Restructuring Effective Date, "Floating Rate Note Provisions" shall no longer be applicable" after the word "Applicable"

         (b)           deleting the words "Maturity Date" wherever they appear and substituting the words "Restructuring Effective Date" therefor.

7.      Paragraph 15 has been amended by deleting the words "and by Delivery of the Deliverable Reference Asset as of the Maturity Date" in the sixth line thereof.

8.      Paragraph 36 has been amended by deleting the paragraph in its entirety and substituting the words "Not applicable" therefor.

9.      Paragraph 37 has been amended by:

         (a)           deleting the definitions of "Control Rights", "Deliver", "Delivery Date" and "Deliverable Reference Asset" under sub-paragraph (a) thereof;

(b)           deleting sub-paragraph (c) thereof; and

(c)           renumbering sub-paragraph (d) as sub-paragraph (c).

9.      Paragraph 44 has been amended by deleting the entire paragraph in its entirety and substituting therefor the paragraph as set out in Schedule I hereto.

10.     Paragraphs 47 and 48 have been renumbered as paragraph 45 and 46 respectively.

Amendments to Appendix A: Additional Provisions

11.     Appendix A is amended by:

         (a)           deleting paragraph 1 in its entirety; and

         (b)           renumbering paragraph 2 as paragraph 1.

This Notice is given by the Issuer.

Dated:  26 February 2010

Contact Person:           Aoife Colgan
  J&E Davy
  49 Dawson Street
  Dublin

Tel No:                          +353 1 6148933

SCHEDULE I

"44.      The information below supersedes and replaces in its entirety the information set forth in the section entitled "Information Relating to Barclays Bank PLC" in the Information Memorandum.
INFORMATION INCORPORATED BY REFERENCE
The following information has been filed with the FSA and shall be deemed to be incorporated in, and to form part of, this Contractual Terms of Issue:
•          the joint Annual Report of the Issuer and Barclays PLC, as filed with the U.S. Securities and Exchange Commission ("
SEC
") on Form 20‑F in respect of the years ended 31 December 2007 and 31 December 2008 (the "
Joint Annual Report
"), with the exception of the information incorporated by reference in the Joint Annual Report referred to in the Exhibit Index of the Joint Annual Report, which shall not be deemed to be incorporated in this Contractual Terms of Issue;
•          the Annual Reports of the Issuer containing the audited consolidated accounts of the Issuer in respect of the years ended 31 December 2007 (the "
2007 Bank Annual Report
") and 31 December 2008 (the "
2008 Bank Annual Report
"), respectively;
•           the unaudited Interim Results Announcement of Barclays PLC as filed with the SEC on Form 6-K on Film Number 09979401 on 3 August 2009 in respect of the six months ended 30 June 2009 (the "
Interim Results Announcement
") and the unaudited Interim Results Announcement of the Issuer in respect of the six months ended 30 June 2009 (the "
Bank Interim Results Announcement
") with the exception of the sections headed "Performance Highlights", "Group Chief Executive's Review" and "Group Finance Director's Review" on pages 2-9 inclusive of the Bank Interim Results Announcement which shall not be deemed to be incorporated in this Contractual Terms of Issue;
•           the unaudited third quarter Interim Management Statement of Barclays PLC as filed with the SEC on Form 6-K on Film Number
091171653
on 10 November 2009 (the "
Interim Management Statement
");
•           the announcement of Barclays PLC issued on 16 September 2009 in relation to the restructuring of  US$12.3 billion  of credit market assets (the "
Announcement
") as filed with the SEC on Form 6-K on Film Number 091071595; and
•
the announcement of Barclays PLC issued on 12 June, 2009 in relation to the receipt of a binding offer by BlackRock, Inc. for Barclays Global Investors business (the "
BGI Announcement
") with the exception of the paragraph on page 2 of the BGI Announcement beginning "Together with the conversion of the Mandatorily Convertible Notes..." and the paragraph on page 5 of the BGI Announcement beginning "Taking into account the expected net gain…" which shall not be deemed to be incorporated in this Contractual Terms of Issue.
The table below sets out the relevant page references for all of the information contained within the Joint Annual Report as filed on Form 20‑F:
Section 1 ‑ Business review
Financial review	1
Corporate sustainability	53
Our people	55
Risk management	56
Section 2 ‑ Governance
Board and Executive Committee	138
Directors' report	140
Corporate governance report	143
Remuneration report	157
Accountability and audit	173
Section 3 ‑ Financial statements
Presentation of information	176
Independent Registered Public Accounting Firm's report ‑ Barclays PLC	177
Independent Registered Public Accounting Firm's report ‑ Barclays Bank PLC	178
Consolidated accounts Barclays PLC	179
Barclays Bank PLC data	285
Section 4 ‑ Shareholder information	301

Each of the Issuer and Barclays PLC has applied International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union ("
IFRS
") in the financial statements incorporated by reference above.  A summary of the significant accounting policies for each of the Issuer and Barclays PLC is included in each of the Joint Annual Report, the 2007 Bank Annual Report and the 2008 Bank Annual Report.
The Issuer and the Group
The Issuer is a public limited company registered in England and Wales under number 1026167. The liability of the members of the Issuer is limited. It has its registered and head office at 1 Churchill Place, London, E14 5HP, telephone number +44 (0)20 7116 1000. The Issuer was incorporated on 7 August 1925 under the Colonial Bank Act 1925 and on 4 October 1971 was registered as a company limited by shares under the Companies Act 1948 to 1967. Pursuant to The Barclays Bank Act 1984, on 1 January 1985, the Issuer was re-registered as a public limited company and its name was changed from "Barclays Bank International Limited" to "Barclays Bank PLC".
The Issuer and its subsidiary undertakings (taken together, the "
Group
") is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, United States, Africa and Asia. The whole of the issued ordinary share capital of the Issuer is beneficially owned by Barclays PLC, which is the ultimate holding company of the Group.
The short term unsecured obligations of the Issuer are rated A-1+ by Standard & Poor's, P-1 by Moody's and F1+ by Fitch Ratings Limited and the long-term obligations of the Issuer are rated AA- by Standard & Poor's, Aa3 by Moody's and AA- by Fitch Ratings Limited.
Based on the Group's audited financial information for the year ended 31 December 2008, the Group had total assets of £2,053,029 million (2007: £1,227,583 million), total net loans and advances of £509,522 million (2007: £385,518 million), total deposits of £450,443 million (2007: £386,395 million), and total shareholders' equity of £43,574 million (2007: £31,821 million) (including minority interests of £2,372 million (2007: £1,949 million)). The profit before tax of the Group for the year ended 31 December 2008 was £6,035 million (2007: £7,107 million) after impairment charges on loans and advances and other credit provisions of £5,419 million (2007: £2,795 million).  The financial information in this paragraph is extracted from the 2008 Bank Annual Report.
Based on the Group's unaudited financial information for the six months ended 30 June 2009, the Group had total assets of £1,545,528 million, total net loans and advances1 of £464,748 million, total deposits2 of £424,908 million, and total shareholders' equity of £48,846 million (including minority interests of £2,533 million). The profit before tax of the Group for the six months ended 30 June 2009 was £2,965 million after impairment charges and other credit provisions of £4,556 million.  The financial information in this paragraph is extracted from the Bank Interim Results Announcement.
Acquisitions, Disposals and Recent Developments
Acquisitions
2009
On 2 February 2009, the Issuer completed the acquisition of PT Bank Akita, which was announced initially on 17 September 2008, following the approval of the Central Bank of Indonesia.  As at 31 December 2008, PT Bank Akita had total assets of £53.7 million.
2008
On 6 November 2008, the Issuer purchased the Italian residential mortgage business of Macquarie Bank Limited.  The acquired business includes a mortgage portfolio with a total outstanding balance of approximately £813 million as well as Macquarie's operational support functions, including staff.  The total consideration paid was £765 million.
On 22 September 2008, the Issuer completed the acquisition of Lehman Brothers North American businesses.  The Lehman Brothers North American businesses include Lehman Brothers North American fixed income and equities sales, trading and research and investment banking businesses, Lehman Brothers New York Head Office at 745 Seventh Avenue and two data centres in New Jersey.  The total consideration paid was £874 million.
On 1 July 2008, the Group acquired 100 per cent. of the ordinary shares of Expobank.  Expobank is based in Moscow and its main products and services are issuance and servicing of debt and credit cards, mortgages and loans, currency transactions, internet banking, retail discount cards and other services.  The total consideration paid was £393 million.
On 31 March 2008, the Group completed the acquisition of Discover Financial Services' UK credit card businesses, Goldfish.  The total consideration paid was £38 million.
Disposals
2008
On 31 October 2008, the Group completed the sale of Barclays Life Assurance Company Limited to Swiss Reinsurance Company for a net consideration of £729 million.
Recent developments
Sale of Barclays Global Investors
On 12 June 2009, Barclays PLC announced receipt of a binding offer for the Barclays Global Investors business and on 16 June 2009 announced acceptance of such offer.  Further information is included in the BGI Announcement incorporated by reference.  The sale of Barclays Global Investors business to BlackRock, Inc. was completed on 1 December, 2009 for US$15.2 billion (£9.5 billion), including 37.567 million new BlackRock shares
.
Acquisition of Standard Life Bank
On 26 October 2009 Barclays PLC announced that the Issuer has agreed to acquire Standard Life Bank Plc from Standard Life Plc for a consideration of £226m.  Completion is subject, amongst other things, to regulatory approval and is expected to occur in the first quarter of 2010.
Acquisition of Citi's Portuguese credit card business
On 29 September 2009 Barclays PLC announced that the Issuer, acting through its Portuguese branch, has agreed to acquire approximately 400,000 credit card accounts (representing gross assets of approximately €644m (as at 30 June 2009)) from Citibank International plc, Sucursal em Portugal.  Completion is subject to competition clearance and is expected to occur before the end of 2009.
Restructuring of credit market assets
On 16 September 2009 Barclays PLC announced the restructuring of US$12.3 billion of credit market assets. Further information is included in the Announcement incorporated by reference.
Lehman Brothers
On 15 September 2009 separate motions were filed in the Southern District of New York Bankruptcy Court by Lehman Brothers Holdings Inc (
"
LBHI
"
), the SIPA trustee for Lehman Brothers Inc Lehman Brothers Inc (the
"LBI
Trustee
"
) and the Official Committee of Unsecured Creditors of Lehman Brothers Holdings Inc (the
"
Committee
"
).  The motions by LBHI and the Committee seek either relief from or to modify both the transaction pursuant to which the Lehman Brothers North American businesses were sold to the Bank and the order approving such sale.   The motion by the
LBI
Trustee seeks an order confirming his interpretation of the sale documents as not requiring the transfer to the Bank of certain assets claimed by the Bank or, in the alternative, seeking relief from or to modify the sale transaction and the orders approving the sale.  On 16 November 2009, LBHI, the
LBI
Trustee and the Committee filed separate complaints in the Bankruptcy Court asserting claims against the Bank based on the same underlying allegations as the pending motions.  The Bank is defending its position vigorously. It is too early to assess the Bank's possible loss (if any) in relation to these matters and the effect that they might have upon operating results in any particular financial period
.
Life insurance joint venture
On 10 September 2009 the Issuer and CNP Assurances SA ('
CNP'
) confirmed the establishment of a long-term life insurance joint venture in Spain, Portugal and Italy. As part of this transaction, Barclays sold a 50 per cent stake in Barclays Vida y Pensiones Compañía de Seguros ('
BVP'
), Barclays Iberian life insurance and pensions subsidiary, to CNP.  CNP paid €140 million on completion. This is subject to a post-completion adjustment by reference to BVP's net assets as at closing.
UK Government measures concerning its financial support to the banking sector
On 8 October 2008 and 13 October 2008 the UK Government announced a package of measures and schemes designed to provide financial support to the banking industry.  The Group has participated and continues to participate in certain of these schemes, including the credit guarantee scheme. Following these UK Government announcements, Barclays PLC and the Group conducted the Capital Raising described in more detail below.
On 19 January 2009 the UK Government announced a further package of measures and schemes designed to inject liquidity in the UK economy and restore confidence in the financial system. These include, among others, the extension of the credit guarantee scheme and the implementation of an asset protection scheme to protect participating banks from credit losses, beyond and up to an agreed point, on eligible assets placed within the scheme. The FSA also published considerations relating to appropriate long-term changes to the bank capital regulatory framework, including a programme of work to reduce the requirement for additional capital resulting from the pro-cyclical effects of the International Basel Accord and a preference for the capital regime to incorporate counter-cyclical measures which would lead to banks building up capital buffers in good years which can be drawn down during economic downturns. However, this continues to be a supervisory framework and not a new set of rules.
On 30 March 2009, Barclays PLC announced that following discussions with major shareholders and careful assessment of the potential benefits and costs of participation in HM Treasury's Asset Protection Scheme, the Board of directors had determined that it would not be in the interests of its investors, depositors and clients to participate in the Asset Protection Scheme.
The Capital Raising
On 31 October 2008, the Board made an announcement of a proposal to raise more than £7 billion of additional capital (the "
Capital Raising
") from existing and new strategic and institutional investors. The Capital Raising satisfied the target capital levels agreed with the FSA.
The Capital Raising included:
·
An issue of £3 billion of Reserve Capital Instruments (the "
RCIs
") by the Issuer to Qatar Holding LLC and entities representing the beneficial interests of HH Sheikh Mansour Bin Zayed Al Nahyan, a member of the Royal Family of Abu Dhabi ("
HH Sheikh Mansour Bin Zayed Al Nahyan
").  The RCIs pay an annual coupon of 14 per cent. until June 2019.  On 18 November 2008, the Board announced that Qatar Holding LLC and HH Sheikh Mansour Bin Zayed Al Nahyan had each offered to make available up to £250 million of RCIs for clawback by existing Barclays PLC institutional investors at par. By consequence £500 million of RCIs (excluding Warrants described below) were placed with Barclays PLC institutional investors by way of a bookbuild placing on 18 November 2008.
·
In conjunction with the issue of the RCIs, Qatar Holding LLC and HH Sheikh Mansour Bin Zayed Al Nahyan also subscribed (for a nominal consideration) for warrants (the "
Warrants
") to subscribe at their option for up to 1,516,875,236 new ordinary shares of Barclays PLC with an exercise price of 197.775 pence per share or £3 billion in aggregate, representing 18.1 per cent. of the then existing issued ordinary share capital.  The Warrants are exercisable at any time for a five-year term from the date of issue of the RCIs until 31 October 2013.
·
An issue of £2.8 billion of Mandatorily Convertible Notes (the "
MCNs
") by the Issuer  to Qatar Holding LLC, Challenger Universal Limited (a company representing the beneficial interests of His Excellency Sheikh Hamad Bin Jassim Bin Jabr Al-Thani, the chairman of Qatar Holding LLC, and his family) ("
Challenger
") and HH Sheikh Mansour Bin Zayed Al Nahyan, and a further issue of £1.25 billion of MCNs to existing institutional shareholders and other institutional investors by way of an accelerated non-underwritten bookbuild placing implemented on 31 October 2008.  The MCNs were converted into Barclays PLC ordinary shares on or before 30 June 2009 resulting in the issue of 2,642,292,334 new Barclays PLC ordinary shares.
Qatar Holding LLC agreed to invest £500 million in MCNs and £1.5 billion in RCIs, and subscribed for Warrants to purchase up to £1.5 billion of Barclays PLC ordinary shares. On 20 October 2009, Qatar Holding LLC exercised half of the Warrants it had subscribed for, resulting in the issue of 379m new Barclays PLC ordinary shares, which were then placed with other investors. Challenger agreed to invest £300 million in MCNs. Following conversion of their MCNs and assuming the full exercise of the remaining Warrants, Qatar Holding LLC would hold ordinary shares representing 9.5 per cent. of the fully diluted share capital of Barclays PLC.  Following conversion of their MCNs, Challenger holds ordinary shares representing 2.8 per cent. of the current share capital of Barclays PLC.  In addition to any other fees and commissions payable in connection with the issue of the securities, Qatar Holding LLC received a fee of £66 million for having arranged certain of the subscriptions in the Capital Raising.
HH Sheikh Mansour Bin Zayed Al Nahyan agreed to invest £2 billion in MCNs and £1.5 billion in RCIs, and subscribed for Warrants to purchase up to £1.5 billion of Barclays PLC ordinary shares. On 2 June 2009, the Abu Dhabi governmental investment vehicle which funded HH Sheikh Mansour Bin Zayed Al Nahyan's investment in the Warrants, MCNs and the RCIs, International Petroleum Investment Company ("
IPIC
"), announced its intention to dispose of 1,304,835,721 Barclays PLC shares for which its entire holding of MCNs were exchangeable and such shares have since been sold.  An investment vehicle controlled by His Excellency Khadem Abdulla Khadem Butti Al Qubaisi, the managing director of IPIC,  holds Warrants exercisable into a further 758,437,618 Barclays PLC shares at a price of 197.775 pence per share.
Dividend Policy
On 13 October 2008 Barclays PLC announced that its Board would not be recommending the payment of a final dividend on Barclays PLC's ordinary shares for 2008. This dividend, amounting to approximately £2 billion, would otherwise have been payable in April 2009. Barclays PLC intends to resume dividend payments on its ordinary shares in the second half of 2009.
The Placing
On 18 September 2008, the Board announced the completion of a placing.  A total of 226 million new Barclays PLC ordinary shares of 25 pence each (the "
Placing Shares
") issued by Barclays PLC were placed with certain institutions at a price of 310 pence per Placing Share.  Based on the placing price, the gross proceeds were £701 million.
The Firm Placing and Placing and Open Offer
On 25 June 2008, Barclays PLC announced a share issue to raise approximately £4.5 billion through the issue of 1,576 million new Barclays PLC ordinary shares (the "
Firm Placing and Placing and Open Offer
").  The Firm Placing and Placing and Open Offer includes:
·
approximately £500 million raised through a firm placing of 169 million new Barclays PLC ordinary shares at 296 pence per new Barclays PLC ordinary share to Sumitomo Mitsui Banking Corporation;
·
approximately £4.0 billion raised through a placing of 1,407 million new Barclays PLC ordinary shares at 282 pence per new Barclays PLC ordinary share to Qatar Investment Authority, Challenger, China Development Bank, Temasek Holdings (Private) Limited and certain leading institutional shareholders and other investors, which shares were available for clawback in full by means of an open offer to existing shareholders.  Pursuant to such open offer, existing shareholders were offered the opportunity to subscribe for up to a maximum of their pro rata entitlement on the basis of three open offer shares for every 14 existing ordinary shares they held.
The firm placing of 169 million new Barclays PLC ordinary shares was completed on 4 July 2008 and the placing and open offer was completed on 22 July 2008.  Valid applications under the open offer were received from qualifying shareholders in respect of approximately 267 million Barclays PLC shares in aggregate, representing 19.0 per cent. of the Barclays PLC shares offered pursuant to the open offer. Accordingly, the remaining 1,140,310,966 Barclays PLC shares were allocated to the various investors with whom they had been conditionally placed.
Other
On 17 February 2009 the Group announced that Barclays Capital will discontinue operations at its Equifirst subsidiary.
Competition and regulatory matters
The scale of regulatory change remains challenging and the global financial crisis is resulting in a significant tightening of regulation and changes to regulatory structures globally, especially for banks that are deemed to be of systemic importance.  Concurrently, there is continuing political and regulatory scrutiny of the operation of the retail banking and consumer credit industries in the UK and elsewhere. The nature and impact of future changes in the legal framework, policies and regulatory action cannot currently be fully predicted and are beyond the Group's control, but, especially in the area of banking regulation, are likely to have an impact on the Group's businesses and earnings.
The market for payment protection insurance ("
PPI
") has been under scrutiny by the UK competition authorities and financial services regulators.  In September 2005, the Office of Fair Trading ("
OFT
") received a super-complaint from the Citizens Advice Bureau relating to PPI.  As a result, the OFT commenced a market study on PPI in April 2006.  In October 2006 the OFT announced the outcome of the market study and the OFT referred the PPI market to the UK Competition Commission ("
CC
") for an in-depth inquiry in February 2007.  In June 2008, the CC published its provisional findings. The CC published its final report into the PPI market on 29 January 2009.  The CC's conclusion was that the businesses which offer PPI alongside credit face little or no competition when selling PPI to their credit customers.  The CC set out a draft package of measures which it considered would introduce competition into the market (the "
Remedies
").  The Remedies are: a prohibition on sale of PPI at the point of sale ("
POSP
"); a prohibition on the sale of single premium PPI; mandatory personal PPI quotes to customers; annual statements for all regular premium policies, including the back book (for example credit card and mortgage protection policies); measures to ensure that improved information is available to customers; obliging providers to give information to the OFT to monitor the Remedies and to provide claims ratios to any person on request.  The Group is reviewing the report, the CC's draft Remedies order and considering the next steps, including how this might affect the Group's different products.  In March 2009, Barclays submitted an appeal of part of the CC's final report to the Competition Appeal Tribunal ("
CAT
").  The targeted appeal was focused on the POSP remedy which it is felt is not based on sound analysis, and is unduly draconian.  The judgment of the CAT was handed down on 16 October 2009.  The CAT upheld the Group's appeal on two grounds, meaning that the CC will be required to reconsider the POSP remedy and the basis for it, and made an order to that effect on 26 November 2009.
Separately, in October 2006, the FSA published the outcome of its broad industry thematic review of PPI sales practices in which it concluded that some firms fail to treat customers fairly and that the FSA would strengthen its actions against such firms. Tackling poor PPI sales practices remains a priority for the FSA, with their most recent update on their thematic work published in September 2008. The Group voluntarily complied with the FSA's request to cease selling single premium PPI by the end of January 2009. There has been no enforcement action against the Group in respect of its PPI products. The Group has cooperated fully with these investigations into PPI and will continue to do so.
The OFT has carried out investigations into Visa and MasterCard credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeals Tribunal in June 2006. The OFT is progressing its investigations in the Visa interchange case and a second MasterCard interchange case in parallel and both are ongoing. The outcome is not known but these investigations may have an impact on the consumer credit industry in general and therefore on the Group's business in this sector. In February 2007, the OFT announced that it was expanding its investigation into interchange rates to include debit cards.
In September 2006, the OFT announced that it had decided to undertake a fact find on the application of its statement on credit card fees to current account unauthorised overdraft fees. The fact find was completed in March 2007. On 29 March 2007, the OFT announced its decision to conduct a formal investigation into the fairness of bank current account charges. The OFT initiated a market study into personal current accounts ("
PCAs
") in the UK on 26 April 2007. The study's focus was PCAs but it also included an examination of other retail banking products, in particular savings accounts, credit cards, personal loans and mortgages in order to take into account the competitive dynamics of UK retail banking. On 16 July 2008, the OFT published its market study report, in which it concluded that certain features of the UK PCA market were not working well for consumers. The OFT reached the provisional view that some form of regulatory intervention is necessary in the UK PCA market. On 16 July 2008, the OFT also announced a consultation to seek views on the findings and possible measures to address the issues raised in its report. The consultation period closed on 31 October 2008. The Group has participated fully in the market study process and will continue to do so.
US laws and regulations require compliance with US economic sanctions, administered by the Office of Foreign Assets Control, against designated foreign countries, nationals and others. HM Treasury regulations similarly require compliance with sanctions adopted by the UK government. The Group has been conducting an internal review of its conduct with respect to US Dollar payments involving countries, persons and entities subject to these sanctions and has been reporting to governmental authorities about the results of that review. The Group received inquiries relating to these sanctions and certain US Dollar payments processed by its New York branch from the New York County District Attorney's Office and the US Department of Justice, which along with other authorities, has been reported to be conducting investigations of sanctions compliance by non-US financial institutions. The Group has responded to those inquiries and is cooperating with the regulators, the Department of Justice and the District Attorney's Office in connection with their investigations of the Group's conduct with respect to sanctions compliance. Barclays has also received a formal notice of investigation from the FSA, and has been keeping the FSA informed of the progress of the US investigations and the Group's internal review.  The Group's review is ongoing. It is currently not possible to predict the ultimate resolution of the issues covered by the Group's review and the investigations, including the timing and potential financial impact of any resolution, which could be substantial.
The Financial Services Compensation Scheme (the "
FSCS
") provides compensation to customers of financial institutions in the event that an institution is unable, or is likely to be unable, to pay claims against it.  In 2008, a number of institutions were declared in default by the FSA. In order to meet its obligations to the depositors of these institutions, the FSCS obtained facilities from HM Treasury on an interest only basis which totalled £18.2 billion as at 31 March 2009.  The majority of the facilities are anticipated to be repaid wholly from recoveries from the institutions concerned, although some shortfalls are anticipated in the smaller facilities. The FSCS raises annual levies from the banking industry to meet its management expenses and compensation costs. Individual institutions make payments based on their level of market participation (in the case of deposits, the proportion that their protected deposits represent of total market protected deposits) at 31 December each year. If an institution is a market participant on this date it is obligated to pay a levy. The Issuer was a market participant at 31 December 2007 and 2008.  The Group has accrued £37 million in 2009 (£101 million for year ended 31 December 2008) for its share of levies that will be raised by the FSCS including the interest on the loan from HM Treasury. The accrual includes estimates for the interest FSCS will pay on the loan and estimates of the Group's market participation in the relevant periods. Interest will continue to accrue on the FSCS facilities and will form part of future FSCS management expenses levies. To the extent that the facilities have not been repaid in full by 31 March 2012, the FSCS will agree a schedule of repayments with HM Treasury, which will be recouped from the industry in the form of additional levies.  Under the Banking Act 2009, in April 2009, HM Treasury issued a Notification to the FSCS requiring a contribution to the resolution costs of a further institution. The timing and size of any actual payments by the FSCS under the Notification and the consequent need for levies on the industry, is unclear. It is not currently possible to estimate whether there will ultimately be additional levies on the industry, the level of the Group's market participation or other factors that may affect the amounts or timing of amounts that may ultimately become payable, nor the effect that such levies may have upon operating results in any particular financial period.
Directors
The Directors of the Issuer, each of whose business address is 1 Churchill Place, London E14 5HP, their functions in relation to the Group and their principal outside activities (if any) of significance to the Group are as follows:
Name	Function(s) within the Group	Principal outside activities
Marcus Agius	Group Chairman	Non-Executive Director, British Broadcasting Corporation
John Varley	Group Chief Executive	Non-Executive Director, AstraZeneca PLC
Chris Lucas	Group Finance Director	-
Robert E Diamond Jr	President, Barclays PLC, Chief Executive, Investment Banking and Investment Management	Chairman, Old Vic Productions PLC
Sir Richard Broadbent	Deputy Chairman, Senior Independent Director and Non-Executive Director	Chairman, Arriva plc
David Booth	Non-Executive Director	-
Leigh Clifford	Non-Executive Director	Chairman, Qantas Airways Limited
Fulvio Conti	Non-Executive Director	Chief Executive Officer, Enel SpA, Director, AON Corporation
Simon Fraser	Non-Executive Director	Non-Executive Director, Fidelity Japanese Values Plc and Fidelity European Values Plc
Reuben Jeffery III	Non-Executive Director	Senior Adviser, Center for Strategic & International Studies
Sir Andrew Likierman	Non-Executive Director	Professor of Management Practice in Accounting, London Business School, Chairman, National Audit Office
Sir Michael Rake	Non-Executive Director	Chairman, BT Group PLC, Director, McGraw-Hill Companies, Director, Financial Reporting Council, Chairman, UK Commission for Employment and Skills
Sir John Sunderland	Non-Executive Director	Director, Financial Reporting Council

No potential conflicts of interest exist between any duties to the Issuer of the Board of Directors listed above and their private interests or other duties.
Employees
The average number of persons employed by the Group worldwide during 2008, excluding agency staff, was 151,500 (2007: 128,900).
Litigation
The Group has for some time been party to proceedings, including a class action, in the United States against a number of defendants following the collapse of Enron; the class action claim is commonly known as the Newby litigation.  On 19 March 2007 the United States Court of Appeals for the Fifth Circuit issued a decision that the case could not proceed against the Group as a class action because the plaintiffs had not alleged a proper claim against the Group.  On 22 January 2008, the United States Supreme Court denied the plaintiffs' request for review of the Fifth Circuit's 19 March 2007 decision.  On 5 March 2009, the District Court granted summary judgment in the Group's favour in relation to the plaintiffs' claims against the Group.  The District Court also denied the plaintiffs' request to amend the complaint to assert revised claims against the Group on behalf of the class.  The plaintiffs' time in which to file an appeal regarding the District Court's 5 March 2009 decision has not yet expired.  The Group considers that the Enron related claims against it are without merit and is defending them vigorously.  It is not possible to estimate the Group's possible loss in relation to these matters, nor the effect that they might have upon operating results in any particular financial period.
Like other UK financial services institutions, the Group faces numerous County Court claims and complaints by customers who allege that its unauthorised overdraft charges either contravene the Unfair Terms in Consumer Contracts Regulations 1999 ("
UTCCR
") or are unenforceable penalties or both. In July 2007, by agreement with all parties, the OFT commenced proceedings against seven banks and one building society, including the Issuer, to resolve the matter by way of a "test case" process.
In April 2008 the Court held in favour of the banks on the issue of the penalty doctrine. The OFT did not appeal that decision. In November 2009 the Supreme Court allowed the Issuer's appeal against the Court of Appeal's earlier ruling. The Supreme Court held that unauthorised overdraft charges constitute part of the price for the banking services provided, and no assessment of their fairness can relate to their adequacy, as against the services supplied. The test case is therefore at an end. The OFT is considering, in light of this ruling, whether it can continue its investigation into unauthorised overdraft charges. As the test case is now concluded, the FSA complaints handling waiver falls away and the usual complaints handling processes (the "
DISP rules
") apply. Pending the OFT reaching a conclusion as to the future of its investigation, the FSA will implement modified DISP rules to allow banks to review complaints in the ordinary way whilst accommodating their administrative backlogs. Those complaints by Barclays' customers which rely solely on the grounds of complaint which were the subject of the test case will be rejected. Similarly, County Courts will be invited to strike out claims brought on those grounds. It is not practicable to estimate the Group's possible loss in relation to these matters, nor the effect that they may have upon operating results in any particular financial period
.
Barclays PLC and the Group is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it which arise in the ordinary course of business. The Issuer does not expect the ultimate resolution of any of the proceedings to which the Group is party to have a significant adverse effect on the financial position of the Group and the Issuer has not disclosed the contingent liabilities associated with these claims either because they cannot reasonably be estimated or because such disclosure could be prejudicial to the conduct of the claims.
Save as disclosed above in paragraphs 1, 2 and 3 of this sub-paragraph, no member of the Group is or has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Issuer is aware), which may have or have had during the 12 months preceding the date of this Contractual Terms of Issue, a significant effect on the financial position or profitability of the Issuer and/or the Group.
Significant Change Statement
There has been no significant change in the financial or trading position of the Issuer or the Group since 30 June 2009.
Material Adverse Change Statement

There has been no material adverse change in the prospects of the Issuer or the Group since 31 December 2008."

This announcement has been issued through the Companies Announcement Service of
The Irish Stock Exchange

Exhibit No.24

As Agent Bank, please be advised of the following rate determined on: 26-Feb-2010
Issue	¦ Barclays Bank PLC EUR 1,500,000,000 Floating Rate Subordinated Step-Up Callable Notes due 2017 Series 160

ISIN Number	¦ XS0301811070
ISIN Reference	¦
Issue Nomin EUR	¦ 1,500,000,000.00
Period	¦ 26-Feb-2010 to 28-May-2010		Payment Date 28-May-2010
Number of Days	¦ 91
Rate	¦ 0.85900
Denomination EUR	¦ 1,500,000,000.00	¦	¦

Amount Payable per Denomination	¦ 3,257,041.67	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601